

Mail Stop 3561

June 1, 2018

<u>Via E-mail</u>
Jennifer L. Cue
Chief Executive Officer
Jones Soda Co.
66 South Hanford Street, Suite 150
Seattle, WA 98134

     Re: **Jones Soda Co.**
              Registration Statement on Form S-3
              Filed May 18, 2018
              File No. 333-225049

Dear Ms. Cue:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your shares are currently quoted on the OTCQB. As the OTCQB is not a national securities exchange or an automated quotation system of a national securities association, it appears that you are not eligible to conduct a secondary offering on Form S-3 in reliance on General Instruction I.B.3 to Form S-3. For guidance, please see Question 116.12 of our Compliance and Disclosure Interpretations (Securities Act Forms), which is available on our website. Likewise, we note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of the registration statement does not appear to exceed $75 million, as required by General Instruction I.B.1 of Form S-3. If you are relying on General Instruction I.B.4 to Form S-3, please tell us whether the information required by I.B.4(b) and (c) was provided to the record holders of the convertible securities.

Accordingly, please advise us as to the basis upon which you are eligible to register the securities on Form S-3 or amend your registration statement to convert to a form that you are eligible to use.

2.   Please have your controller or principal accounting officer sign the registration statement. Refer to Instruction 1 to the Signatures section on Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Michael Moyer
        Baker & Hostetler LLP